Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2019 Results

Fourth Quarter 2019 Earnings Release

Financial Results Highlights

Fourth Quarter 2019 Compared With Fourth Quarter 2018:

•

Net income[4,5] of $1,194 million, down 30%, reflecting a restructuring charge in the current quarter ($357 million after-tax) and a benefit from the remeasurement of an employee benefit liability in the prior year ($203 million after-tax); adjusted net income[1] of $1,607 million, up 5%

•	EPS[2] of $1.78, down 31%; adjusted EPS[1] of $2.43, up 5%

•	Revenue, net of CCPB[3,4], of $5,752 million, up 5%; revenue, net of adjusted CCPB[1], of $5,777 million, up 5%

•	Provision for credit losses (PCL) of $253 million compared with $175 million in the prior year; includes PCL on performing loans of $22 million

•	ROE of 9.9%, compared with 16.1%; adjusted ROE[1] of 13.5%, compared with 14.5%

•	Common Equity Tier 1 Ratio of 11.4%

•	Dividend increased $0.03 to $1.06, up 6% from the prior year

Fiscal 2019 Compared With Fiscal 2018:

•	Net income[4,5] of $5,758 million, up 6%; adjusted net income[1] of $6,249 million, up 4%

•	EPS[2] of $8.66, up 6%; adjusted EPS[1] of $9.43, up 5%

•	Revenue, net of CCPB[3,4], of $22,774 million, up 6%

•	PCL of $872 million compared with $662 million in the prior year; includes PCL on performing loans of $121 million

•	ROE of 12.6% compared with 13.3%; adjusted ROE[1] of 13.7% compared with 14.6%

Toronto, December 3, 2019 – For the fourth quarter ended October 31, 2019, BMO Financial Group recorded net income of $1,194 million or $1.78 per share on a reported basis, and net income of $1,607 million or $2.43 per share on an adjusted basis.

“BMO finished the year with very strong performance, delivering $1.6 billion in adjusted earnings and adjusted earnings per share of $2.43 in the fourth quarter, up 5% year-over-year, with pre-provision pre-tax earnings growth of 11%, driven by positive operating leverage in all businesses and particularly strong operating performance in Personal and Commercial banking in both Canada and the U.S.,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“Our results for the year reflect the strength and quality of our diversified businesses. Adjusted earnings per share were $9.43, up 5% from last year. We continued to make significant progress on our strategic priorities and delivered annual earnings growth of 23% in our U.S. business. With a clear bank-wide focus on disciplined expense management, we continued to improve our overall efficiency ratio with 130 basis points of improvement in the past two years and good momentum throughout the year. We have a number of initiatives underway, including today’s announcement of a restructuring charge, that will serve to accelerate our momentum and help us meet our efficiency objectives. In addition, we gained market share in key areas, including commercial lending and retail deposits, in Canada and the U.S. Our credit performance remains good and we ended the year with a strong CET1 capital ratio of 11.4%.”

“Looking ahead to 2020, we will continue to execute on our clearly articulated strategic priorities and objectives. We remain focused on building on the foundation of our integrated North American platform to grow our customer base and broaden our customer relationships. I am confident that we are well-positioned to deliver sustainable and resilient profitability through an evolving economic environment,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Q4-2019 reported net income included a $357 million after-tax ($484 million pre-tax) restructuring charge, related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. The current quarter reported net income also included a $25 million (pre-tax and after-tax) net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. The restructuring charge was included in non-interest expense in Corporate Services and the reinsurance adjustment was included in CCPB in BMO Wealth Management.

(5)

In fiscal 2018, we recorded a $425 million (US$339 million) charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act in the first quarter; a $192 million after-tax ($260 million pre-tax) restructuring charge, primarily related to severance, in the second quarter; and a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability, as a result of an amendment to our other employee future benefits plan for certain employees, in the fourth quarter. The second quarter charge and fourth quarter benefit were included in non-interest expense in Corporate Services. For more information on the tax charge, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Reported net income in the current quarter included a restructuring charge of $357 million after-tax ($484 million pre-tax), related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. Reported net income also included a $25 million pre-tax and after-tax reinsurance adjustment for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business.

Return on equity (ROE) was 9.9%, compared with 16.1% in the prior year and adjusted ROE was 13.5%, compared with 14.5% in the prior year. Return on tangible common equity (ROTCE) was 11.9%, compared with 19.5% in the prior year and adjusted ROTCE was 15.7%, compared with 17.3% in the prior year.

Concurrent with the release of results, BMO announced a first quarter 2020 dividend of $1.06 per common share, up $0.03 per share or 3% from the prior quarter and up $0.06 per share or 6% from the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

BMO’s 2019 audited annual consolidated financial statements and accompanying Management Discussion and Analysis (MD&A) are available online at www.bmo.com/investorrelations and at www.sedar.com.

Fourth Quarter Operating Segment Overview

Canadian P&C

Reported net income was $716 million, an increase of $42 million or 6% and adjusted net income was $716 million, an increase of $41 million or 6% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect strong revenue growth, partially offset by higher provisions for credit losses and higher expenses.

During the quarter, we launched a new digital lending solution, the first of its kind from a major Canadian financial institution. Customers are now able to apply for a personal line of credit by completing a short, user-friendly digital application and receive a decision on their loan application in minutes. We also became the first Canadian financial institution to offer retail credit card customers the option to report a lost or stolen card through online banking. These new digital services and innovations reflect BMO’s commitment to creating digital solutions that better support our customers.

U.S. P&C

Reported net income was $393 million, an increase of $21 million or 6% and adjusted net income was $404 million, an increase of $21 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$297 million, an increase of US$12 million or 4% and adjusted net income was US$305 million, an increase of US$11 million or 4%, primarily due to higher revenue and lower provisions for credit losses, partially offset by a favourable U.S. tax item in the prior year and higher expenses.

During the quarter, the Federal Deposit Insurance Corporation released its annual deposit market share report. We improved our market share ranking within our core footprint, which includes Illinois, Kansas, Wisconsin, Missouri, Indiana and Minnesota, from fourth to third place and maintained our strong ranking of second place in the Chicago and Milwaukee markets.

BMO Wealth Management

Reported net income was $267 million, an increase of $48 million or 22% and adjusted net income was $301 million, an increase of $72 million or 31% from the prior year. Adjusted net income in the current quarter excludes the net impact of major reinsurance claims and the amortization of acquisition-related intangible assets in both the current and prior year. Traditional Wealth reported net income was $237 million, an increase of $45 million or 24% and adjusted net income was $246 million, an increase of $44 million or 22%, due to the impact of a legal provision in the prior year, higher deposit and loan revenue and higher fee-based revenue. Insurance reported net income was $30 million, an increase of $3 million or 9%, and adjusted net income of $55 million increased $28 million, primarily due to benefits from changes in investments to improve asset liability management.

For the second consecutive year, BMO Global Asset Management was named the best manager in liability-driven investment by Financial News.

BMO Capital Markets

Reported net income was $269 million, compared with $298 million and adjusted net income was $280 million, compared with $309 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher revenue was more than offset by higher provisions for credit losses and higher expenses.

On September 25, 2019, BMO Capital Markets celebrated the 15th anniversary of the Equity Through Education Trading Day, a BMO Capital Markets initiative that donates all institutional equity trading commissions earned that day across North America and Europe to charities helping underprivileged students through scholarships, bursaries and other academic programs. This year, we raised $1.6 million, bringing the total amount raised since the introduction of the program in 2005 to more than $21 million, and helping over 5,000 students. This is one of the many initiatives that continue to highlight BMO’s Purpose to Boldly Grow the Good in business and life.

BMO Financial Group Fourth Quarter Report 2019 1

Corporate Services

Reported net loss was $451 million, compared with a reported net income of $134 million in the prior year. Adjusted net loss was $94 million, compared with an adjusted net loss of $65 million in the prior year. Adjusted results in the current quarter exclude a restructuring charge of $357 million after-tax. Adjusted results in the prior year exclude a $203 million after-tax benefit from the remeasurement of an employee benefit liability and acquisition integration costs. Adjusted results decreased, primarily due to lower revenue excluding taxable equivalent basis (teb) adjustments, partially offset by lower expenses.

Adjusted results in this Fourth Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% as at October 31, 2019. The CET1 Ratio was unchanged from the prior quarter as retained earnings growth, which absorbed the restructuring charge, was offset by higher risk-weighted assets from business growth.

Provision for Credit Losses

Total provision for credit losses was $253 million, an increase of $78 million from the prior year. The provision for credit losses ratio was 23 basis points, compared with 18 basis points in the prior year. The provision for credit losses on impaired loans of $231 million increased $54 million from $177 million in the prior year, primarily due to higher provisions in BMO Capital Markets and our P&C businesses. The provision for credit losses on impaired loans ratio was 21 basis points, compared with 18 basis points in the prior year. There was a $22 million provision for credit losses on performing loans in the current quarter, compared with a $2 million recovery of credit losses on performing loans in the prior year. The year-over-year increase in the provision for credit losses on performing loans was as a result of negative migration in the current quarter, compared with positive migration in the prior year, and higher provisions in the current quarter from changes in scenario weights, partially offset by lower provisions in the current quarter from changes in the economic outlook.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Fourth Quarter Report 2019

Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at December 3, 2019. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2019, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2019, and the MD&A for fiscal 2019, contained in our 2019 Annual Report.

BMO’s 2019 Annual Report includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights	13	Review of Operating Groups’ Performance
5	Non-GAAP Measures		13	Personal and Commercial Banking (P&C)
6	Caution Regarding Forward-Looking Statements			14	Canadian Personal and Commercial Banking (Canadian P&C)
7	Foreign Exchange			15	U.S. Personal and Commercial Banking (U.S. P&C)
7	Net Income		17	BMO Wealth Management
8	Revenue		19	BMO Capital Markets
9	Provision for Credit Losses		20	Corporate Services
10	Impaired Loans	20	Risk Management
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	21	Interim Consolidated Financial Statements
10	Non-Interest Expense		21	Consolidated Statement of Income
10	Income Taxes		22	Consolidated Statement of Comprehensive Income
11	Capital Management		23	Consolidated Balance Sheet
			24	Consolidated Statement of Changes in Equity
		25	Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at October 31, 2019, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2019, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Fourth Quarter Report 2019 3

Financial Highlights

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Summary Income Statement
Net interest income (1)	3,364	3,217	3,015	12,888	11,438
Non-interest revenue (1)(2)	2,723	3,449	2,878	12,595	11,467
Revenue (2)	6,087	6,666	5,893	25,483	22,905
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	335	887	390	2,709	1,352
Revenue, net of CCPB	5,752	5,779	5,503	22,774	21,553
Provision for (recovery of) credit losses on impaired loans	231	243	177	751	700
Provision for (recovery of) credit losses on performing loans	22	63	(2)	121	(38)
Total provision for credit losses	253	306	175	872	662
Non-interest expense (2)	3,987	3,491	3,193	14,630	13,477
Provision for income taxes (3)	318	425	438	1,514	1,961
Net income attributable to equity holders of the bank	1,194	1,557	1,697	5,758	5,453
Adjusted net income	1,607	1,582	1,531	6,249	5,982
Common Share Data ($, except as noted)
Earnings per share	1.78	2.34	2.58	8.66	8.17
Adjusted earnings per share	2.43	2.38	2.32	9.43	8.99
Earnings per share growth (%)	(30.7)	1.0	42.4	6.0	3.3
Adjusted earnings per share growth (%)	4.8	0.8	19.7	4.9	10.3
Dividends declared per share	1.03	1.03	0.96	4.06	3.78
Book value per share	71.54	70.88	64.73	71.54	64.73
Closing share price	97.50	98.80	98.43	97.50	98.43
Number of common shares outstanding (in millions)
End of period	639.2	639.0	639.3	639.2	639.3
Average diluted	640.4	640.4	641.8	640.4	644.9
Total market value of common shares ($ billions)	62.3	63.1	62.9	62.3	62.9
Dividend yield (%)	4.2	4.2	3.9	4.2	3.8
Dividend payout ratio (%)	57.6	43.9	37.2	46.8	46.1
Adjusted dividend payout ratio (%)	42.3	43.2	41.3	43.0	41.9
Financial Measures and Ratios (%)
Return on equity	9.9	13.2	16.1	12.6	13.3
Adjusted return on equity	13.5	13.5	14.5	13.7	14.6
Return on tangible common equity	11.9	15.8	19.5	15.1	16.2
Adjusted return on tangible common equity	15.7	15.8	17.3	16.1	17.5
Net income growth	(29.6)	1.3	38.6	5.6	2.1
Adjusted net income growth	5.0	1.1	17.1	4.5	8.8
Revenue growth	3.3	15.1	5.0	11.3	3.6
Revenue growth, net of CCPB	4.5	4.6	9.1	5.7	4.8
Non-interest expense growth	24.9	3.9	(4.4)	8.6	2.2
Adjusted non-interest expense growth	1.2	4.1	6.2	5.0	3.5
Efficiency ratio, net of CCPB	69.3	60.4	58.0	64.2	62.5
Adjusted efficiency ratio, net of CCPB	60.0	59.9	62.2	61.4	61.9
Operating leverage, net of CCPB	(20.4)	0.7	13.5	(2.9)	2.6
Adjusted operating leverage, net of CCPB	3.8	0.5	2.9	0.8	1.3
Net interest margin on average earning assets	1.71	1.67	1.68	1.70	1.67
Effective tax rate (3)	21.0	21.5	20.6	20.8	26.5
Adjusted effective tax rate	22.0	21.5	19.7	21.1	20.7
Total PCL-to-average net loans and acceptances (annualized)	0.23	0.28	0.18	0.20	0.17
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.21	0.22	0.18	0.17	0.18
Balance Sheet (as at, $ millions, except as noted)
Assets	852,195	839,180	773,293	852,195	773,293
Gross loans and acceptances	451,537	444,390	404,215	451,537	404,215
Net loans and acceptances	449,687	442,588	402,576	449,687	402,576
Deposits	568,143	553,383	520,928	568,143	520,928
Common shareholders’ equity	45,728	45,295	41,381	45,728	41,381
Cash and securities-to-total assets ratio (%)	28.9	28.3	29.9	28.9	29.9
Capital Ratios (%)
CET1 Ratio	11.4	11.4	11.3	11.4	11.3
Tier 1 Capital Ratio	13.0	13.0	12.9	13.0	12.9
Total Capital Ratio	15.2	15.3	15.2	15.2	15.2
Leverage Ratio	4.3	4.3	4.2	4.3	4.2
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3165	1.3198	1.3169	1.3165	1.3169
Average Canadian/U.S. dollar	1.3240	1.3270	1.3047	1.3290	1.2878

(1)

Effective Q1-2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective Q1-2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)

Q1-2018 reported net income included a $425 million charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

4 BMO Financial Group Fourth Quarter Report 2019

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section on page 7 for a discussion of the effects of changes in exchange rates on our results. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Reported Results
Revenue	6,087	6,666	5,893	25,483	22,905
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(335)	(887)	(390)	(2,709)	(1,352)
Revenue, net of CCPB	5,752	5,779	5,503	22,774	21,553
Total provision for credit losses	(253)	(306)	(175)	(872)	(662)
Non-interest expense	(3,987)	(3,491)	(3,193)	(14,630)	(13,477)
Income before income taxes	1,512	1,982	2,135	7,272	7,414
Provision for income taxes	(318)	(425)	(438)	(1,514)	(1,961)
Net income	1,194	1,557	1,697	5,758	5,453
EPS ($)	1.78	2.34	2.58	8.66	8.17
Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(2)	(3)	(18)	(13)	(34)
Amortization of acquisition-related intangible assets (3)	(38)	(29)	(31)	(128)	(116)
Restructuring costs (4)	(484)	-	-	(484)	(260)
Reinsurance adjustment (5)	(25)	-	-	(25)	-
Benefit from the remeasurement of an employee benefit liability (6)	-	-	277	-	277
Adjusting items included in reported pre-tax income	(549)	(32)	228	(650)	(133)
Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(13)	(10)	(25)
Amortization of acquisition-related intangible assets (3)	(29)	(23)	(24)	(99)	(90)
Restructuring costs (4)	(357)	-	-	(357)	(192)
Reinsurance adjustment (5)	(25)	-	-	(25)	-
Benefit from the remeasurement of an employee benefit liability (6)	-	-	203	-	203
U.S. net deferred tax asset revaluation (7)	-	-	-	-	(425)
Adjusting items included in reported net income after tax	(413)	(25)	166	(491)	(529)
Impact on EPS ($)	(0.65)	(0.04)	0.26	(0.77)	(0.82)
Adjusted Results
Revenue	6,087	6,666	5,893	25,483	22,905
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(310)	(887)	(390)	(2,684)	(1,352)
Revenue, net of CCPB	5,777	5,779	5,503	22,799	21,553
Total provision for credit losses	(253)	(306)	(175)	(872)	(662)
Non-interest expense	(3,463)	(3,459)	(3,421)	(14,005)	(13,344)
Income before income taxes	2,061	2,014	1,907	7,922	7,547
Provision for income taxes	(454)	(432)	(376)	(1,673)	(1,565)
Net income	1,607	1,582	1,531	6,249	5,982
EPS ($)	2.43	2.38	2.32	9.43	8.99

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups, and the reinsurance adjustment, which is included in BMO Wealth Management.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 13, 14, 15, 17 and 19.
(4)

Q4-2019 reported net income included a restructuring charge of $357 million after-tax ($484 million pre-tax), related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. The restructuring charge in 2018 was also a result of a similar bank-wide program. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in claims, commissions and changes in policy benefit liabilities for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in BMO Wealth Management.

(6)

Q4-2018 reported net income included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability, as a result of an amendment to our other employee future benefits plan for certain employees. This amount was included in non-interest expense in Corporate Services.

(7)

Q1-2018 reported net income included a $425 million (US$339 million) charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Fourth Quarter Report 2019 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy.

6 BMO Financial Group Fourth Quarter Report 2019

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars decreased relative to the third quarter of 2019 and increased relative to the fourth quarter of 2018 due to changes in the U.S. dollar. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (recoveries of) credit losses arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 59 of the 2019 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q4-2019
(Canadian $ in millions, except as noted)	vs. Q4-2018	vs. Q3-2019
Canadian/U.S. dollar exchange rate (average)
Current period	1.3240	1.3240
Prior period	1.3047	1.3270
Effects on U.S. segment reported results
Increased (decreased) net interest income	17	(3)
Increased (decreased) non-interest revenue	11	(2)
Increased (decreased) revenues	28	(5)
Decreased (increased) provision for credit losses	(1)	-
Decreased (increased) expenses	(20)	3
Decreased (increased) income taxes	(1)	1
Increased (decreased) reported net income	6	(1)
Impact on earnings per share ($)	0.01	-
Effects on U.S. segment adjusted results
Increased (decreased) net interest income	17	(3)
Increased (decreased) non-interest revenue	11	(2)
Increased (decreased) revenues	28	(5)
Decreased (increased) provision for credit losses	(1)	-
Decreased (increased) expenses	(20)	3
Decreased (increased) income taxes	(1)	1
Increased (decreased) adjusted net income	6	(1)
Impact on adjusted earnings per share ($)	0.01	-
Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Net Income

Q4 2019 vs. Q4 2018

Reported net income was $1,194 million, compared with $1,697 million in the prior year, and adjusted net income was $1,607 million, an increase of $76 million or 5% from the prior year. Adjusted net income excludes a $357 million restructuring charge, related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business, as well as a $25 million reinsurance adjustment for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business in the current quarter, the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, and a $203 million benefit from the remeasurement of an employee benefit liability in the prior year. Reported EPS of $1.78 decreased $0.80 or 31% and adjusted EPS of $2.43 increased $0.11 or 5% from the prior year.

Results reflect good performance in our P&C businesses and higher net income in BMO Wealth Management, partially offset by a decrease in BMO Capital Markets and a higher net loss in Corporate Services. Prior year results included a favourable tax item in our U.S. segment.

Q4 2019 vs. Q3 2019

Reported net income decreased $363 million or 23% from the prior quarter and adjusted net income increased $25 million or 2%. Adjusted net income excludes the restructuring charge and reinsurance adjustment in the current quarter, and the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior quarter. Reported EPS decreased $0.56 or 24% and adjusted EPS increased $0.05 or 2% from the prior quarter.

Results reflect higher net income in our P&C businesses, with particularly strong performance in Canadian P&C, and in BMO Wealth Management, partially offset by a higher net loss in Corporate Services and a decrease in BMO Capital Markets.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures Section.

BMO Financial Group Fourth Quarter Report 2019 7

Revenue (1)(2)

Q4 2019 vs. Q4 2018

Revenue was $6,087 million, an increase of $194 million or 3% from the prior year and revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), was $5,752 million, an increase of $249 million or 5%.

Results reflect good performance in our P&C businesses and increases in BMO Wealth Management and BMO Capital Markets, partially offset by a decrease in Corporate Services.

Net interest income was $3,364 million, an increase of $349 million or 12%, or 11% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income was $2,979 million, an increase of $210 million or 8%, or 7% excluding the impact of the stronger U.S. dollar, largely due to higher loan and deposit balances across all operating groups, partially offset by lower loan margins.

Average earning assets were $778.4 billion, an increase of $66.7 billion or 9%, or $62.7 billion or 9% excluding the impact of the stronger U.S. dollar, due to loan growth, higher securities and higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin increased 3 basis points, primarily due to higher net interest income from trading activities and a higher margin in Canadian P&C, partially offset by a higher volume of assets in BMO Capital Markets and Corporate Services, which have a lower spread than the bank, as well as a lower margin in U.S. P&C. On an excluding trading basis, net interest margin decreased 5 basis points, primarily due to a higher volume of assets in BMO Capital Markets and Corporate Services, which have a lower spread than the bank, and a lower margin in U.S. P&C, partially offset by a higher margin in Canadian P&C.

Non-interest revenue, net of CCPB, was $2,388 million, a decrease of $100 million or 4%, and also 4% excluding the impact of the stronger U.S. dollar, due to lower trading non-interest revenue, partially offset by higher lending and deposit revenue. Non-interest revenue, net of adjusted CCPB, was $2,413 million, a decrease of $75 million or 3%, and also 3% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net of adjusted CCPB, non-interest revenue was $2,434 million, an increase of $77 million or 3%, and also 3% excluding the impact of the stronger U.S. dollar.

Gross insurance revenue decreased $50 million from the prior year, due to lower annuity sales, offset by relatively unchanged long-term interest rates in the current quarter, compared with increases in long-term interest rates that decreased the fair value of investments in the prior year and stronger equity markets in the current quarter. These changes relate to annuity sales and fair value investments, which are largely offset by changes in policy benefit liabilities, which is reflected in CCPB, as discussed on page 10. We generally focus on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q4 2019 vs. Q3 2019

Revenue decreased $579 million or 9% from the prior quarter. Revenue net of CCPB was relatively unchanged from the prior quarter.

Higher revenue in Canadian P&C and BMO Wealth Management were offset by lower revenue in BMO Capital Markets, while U.S. P&C revenue was relatively unchanged and Corporate Services revenue decreased from the prior quarter.

Net interest income increased $147 million or 5% from the prior quarter. On an excluding trading basis, net interest income of $2,979 million was relatively unchanged from the prior quarter, with higher deposit and loan volumes across all operating groups, offset by lower deposit spreads in U.S. P&C, due to rate decreases by the Federal Reserve, and lower net interest income in Corporate Services.

Average earning assets were $778.4 billion, an increase of $15.1 billion or 2%, primarily due to loan growth and increased cash resources. BMO’s overall net interest margin increased 4 basis points, primarily due to higher net interest income from trading activities and a higher margin in Canadian P&C, partially offset by higher assets in Corporate Services, which have a lower spread than the bank, and a lower margin in U.S. P&C. On an excluding trading basis, net interest margin decreased 6 basis points, primarily due to a higher volume of assets in Corporate Services and BMO Capital Markets, which have a lower spread than the bank, and a lower margin in U.S. P&C, partially offset by a higher margin in Canadian P&C.

Non-interest revenue, net of CCPB, decreased $174 million or 7%, primarily due to lower trading non-interest revenue and underwriting and advisory fee revenue. Non-interest revenue, net of adjusted CCPB, decreased $149 million or 6%. On an excluding trading basis, net of adjusted CCPB, non-interest revenue decreased $13 million or 1%.

Gross insurance revenue decreased $554 million from the prior quarter, primarily due to relatively unchanged long-term interest rates in the current quarter, compared with decreases in long-term interest rates that increased the fair value of investments in the prior quarter and lower annuity sales. The decrease in insurance revenue was largely offset by lower CCPB, as discussed on page 10.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures Section.

(1)

Effective Q1-2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform to the current period’s presentation.

(2)

Effective Q1-2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

8 BMO Financial Group Fourth Quarter Report 2019

Provision for Credit Losses

Q4 2019 vs. Q4 2018

Total provision for credit losses was $253 million, an increase of $78 million from the prior year. The provision for credit losses ratio was 23 basis points, compared with 18 basis points in the prior year. The provision for credit losses on impaired loans of $231 million increased $54 million from $177 million in the prior year, primarily due to higher provisions in BMO Capital Markets and our P&C businesses. The provision for credit losses on impaired loans ratio was 21 basis points, compared with 18 basis points in the prior year. There was a $22 million provision for credit losses on performing loans in the current quarter, compared with a $2 million recovery of credit losses on performing loans in the prior year. The $22 million provision for credit losses on performing loans in the current quarter was due to portfolio growth, negative migration and scenario weight change, partially offset by changes in economic outlook. The year-over-year increase in the provision for credit losses on performing loans was as a result of negative migration in the current quarter, compared with positive migration in the prior year, and higher provisions in the current quarter from changes in scenario weights, partially offset by lower provisions in the current quarter from changes in the economic outlook.

Q4 2019 vs. Q3 2019

Total provision for credit losses decreased $53 million from the prior quarter. The provision for credit losses ratio was 23 basis points, compared with 28 basis points in the prior quarter. The provision for credit losses on impaired loans decreased $12 million to $231 million, due to lower impaired loan provisions in Canadian P&C, partially offset by higher loan losses in BMO Capital Markets and U.S. P&C. The provision for credit losses on impaired loans ratio was 21 basis points, compared with 22 basis points in the prior quarter. There was a $22 million provision for credit losses on performing loans in the current quarter, compared with a $63 million provision for credit losses on performing loans in the prior quarter. The majority of the quarter-over-quarter decrease was due to a more favourable impact on credit losses on performing loans in the current quarter, resulting from changes in economic outlook, as well as a smaller impact from both balance growth and negative migration.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q4-2019
Provision for (recovery of) credit losses on impaired loans	134	66	200	1	32	(2)	231
Provision for (recovery of) credit losses on performing loans	11	4	15	(1)	8	-	22
Total provision for (recovery of) credit losses	145	70	215	-	40	(2)	253
Q3-2019
Provision for (recovery of) credit losses on impaired loans	174	61	235	-	7	1	243
Provision for (recovery of) credit losses on performing loans	30	37	67	(2)	3	(5)	63
Total provision for (recovery of) credit losses	204	98	302	(2)	10	(4)	306
Q4-2018
Provision for (recovery of) credit losses on impaired loans	118	61	179	2	(3)	(1)	177
Provision for (recovery of) credit losses on performing loans	(15)	18	3	1	(4)	(2)	(2)
Total provision for (recovery of) credit losses	103	79	182	3	(7)	(3)	175
Fiscal 2019
Provision for (recovery of) credit losses on impaired loans	544	160	704	2	52	(7)	751
Provision for (recovery of) credit losses on performing loans	63	37	100	(2)	28	(5)	121
Total provision for (recovery of) credit losses	607	197	804	-	80	(12)	872
Fiscal 2018
Provision for (recovery of) credit losses on impaired loans	466	258	724	6	(17)	(13)	700
Provision for (recovery of) credit losses on performing loans	3	(38)	(35)	-	(1)	(2)	(38)
Total provision for (recovery of) credit losses	469	220	689	6	(18)	(15)	662

Provision for Credit Losses Performance Ratios

	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Total PCL-to-average net loans and acceptances (annualized) (%)	0.23	0.28	0.18	0.20	0.17
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.21	0.22	0.18	0.17	0.18

BMO Financial Group Fourth Quarter Report 2019 9

Impaired Loans

Total gross impaired loans (GIL) were $2,629 million at the end of the current quarter, up from $1,936 million in the prior year, with the largest increase in impaired loans in oil and gas. GIL increased $197 million from $2,432 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $799 million, up from $443 million in the prior year, and up from $679 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
GIL, beginning of period	2,432	2,335	2,076	1,936	2,220
Classified as impaired during the period	799	679	443	2,686	2,078
Transferred to not impaired during the period	(220)	(132)	(188)	(604)	(708)
Net repayments	(219)	(232)	(214)	(800)	(1,051)
Amounts written-off	(159)	(138)	(194)	(528)	(618)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	(57)	(5)	(57)	(11)
Foreign exchange and other movements	(4)	(23)	18	(4)	26
GIL, end of period	2,629	2,432	1,936	2,629	1,936
GIL to gross loans and acceptances (%)	0.58	0.55	0.48	0.58	0.48

(1)	GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Reported insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $335 million in the current quarter, a decrease of $55 million from $390 million in the prior year, and adjusted CCPB, which excludes a $25 million net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business, was $310 million, a decrease of $80 million from the prior year.

Adjusted CCPB decreased, due to the impact of lower annuity sales, offset by relatively unchanged long-term interest rates in the current year, compared with increases in long-term interest rates that decreased the fair value of policy benefit liabilities in the prior year and the impact of stronger equity markets in the current year. CCPB decreased $552 million from $887 million in the prior quarter, and adjusted CCPB decreased $577 million from the prior quarter, due to relatively unchanged long-term interest rates in the current quarter, compared with decreases in long-term interest rates that increased the fair value of policy benefit liabilities in the prior quarter, and the impact of lower annuity sales. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Adjusted results in this CCPB section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures Section.

Non-Interest Expense

Reported non-interest expense of $3,987 million increased $794 million or 25% from the prior year. Adjusted non-interest expense of $3,463 million increased $42 million or 1%, and also 1%, excluding the impact of the stronger U.S. dollar, from the prior year. Adjusted non-interest expense excludes the restructuring charge in the current quarter, the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, as well as the benefit from the remeasurement of an employee benefit liability in the prior year. The increase largely reflected higher technology and employee-related costs, including the impact of the acquisition of KGS-Alpha, partially offset by lower premises costs.

Reported non-interest expense increased $496 million from the prior quarter and adjusted non-interest expense, which excludes the restructuring charge in the current quarter, the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, was relatively unchanged.

Reported operating leverage on a net revenue basis was negative 20.4%, compared with positive 13.5% in the prior year. Adjusted operating leverage on a net revenue basis was positive 3.8%, compared with positive 2.9% in the prior year.

The reported efficiency ratio was 65.5%, compared with 54.2% in the prior year and was 69.3% on a net revenue basis, compared with 58.0% in the prior year. The adjusted efficiency ratio was 56.9%, compared with 58.1% in the prior year and 60.0% on a net revenue basis, compared with 62.2% in the prior year.

Non-interest expense is detailed in the condensed consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures Section.

Income Taxes

The provision for income taxes was $318 million, a decrease of $120 million from the fourth quarter of 2018 and a decrease of $107 million from the third quarter of 2019. The effective tax rate for the current quarter was 21.0%, compared with 20.6% in the fourth quarter of 2018, and 21.5% in the third quarter of 2019.

The adjusted provision for income taxes was $454 million, an increase of $78 million from the fourth quarter of 2018, and an increase of $22 million from the third quarter of 2019. The adjusted effective tax rate was 22.0% in the current quarter, compared with 19.7% in the fourth quarter of 2018 and 21.5% in the third quarter of 2019. The higher reported and adjusted effective tax rate in the current quarter relative to the fourth quarter of 2018 was primarily due to a favourable U.S. tax item in the prior year.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

10 BMO Financial Group Fourth Quarter Report 2019

Capital Management

BMO manages its capital within the capital management framework described in the Enterprise-Wide Capital Management section of BMO’s 2019 Annual Report.

Fourth Quarter 2019 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% as at October 31, 2019.

The CET1 Ratio was consistent with the prior quarter as retained earnings growth, which absorbed the restructuring charge, was offset by higher Risk-Weighted Assets (RWA).

CET1 Capital was $36.1 billion as at October 31, 2019, an increase from $35.7 billion as at July 31, 2019, driven by retained earnings growth and a lower deduction for deferred tax assets, partially offset by the net impact from higher pension and other post-employment benefit obligations due to lower discount rates. CET1 capital increased from $32.7 billion as at October 31, 2018, due to retained earnings growth, and to a lesser degree, a lower deduction for deferred tax assets and higher unrealized gains from securities fair valued through accumulated other comprehensive income, partially offset by an increase in the deduction for shortfall of provisions to expected losses and the net impact from higher pension and other post-employment benefit obligations due to lower discount rates.

RWA was $317.0 billion as at October 31, 2019, up from $313.0 billion as at July 31, 2019 and $289.2 billion as at October 31, 2018, mostly from business growth.

The Tier 1 Capital Ratio was 13.0% as at October 31, 2019, compared with 13.0% as at July 31, 2019, and 12.9% as at October 31, 2018. The Total Capital Ratio was 15.2% as at October 31, 2019, compared with 15.3% as at July 31, 2019, and 15.2% as at October 31, 2018. The Tier 1 and Total Capital ratios were relatively unchanged from prior periods, as higher capital, primarily from retained earnings growth, was offset by higher RWA.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the fourth quarter. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 4.3% as at October 31, 2019, compared with 4.3% as at July 31, 2019, and 4.2% as at October 31, 2018, as higher Tier 1 Capital, mainly from retained earnings growth, was generally offset by higher leverage exposures from business growth.

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by the Office of the Superintendent Financial Institutions Canada (OSFI), which is based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS). For more information, refer to the Enterprise-Wide Capital Management section of BMO’s 2019 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2019
Common Equity Tier 1 Ratio	4.5%	3.5%	2.0%	10.0%	11.4%
Tier 1 Capital Ratio	6.0%	3.5%	2.0%	11.5%	13.0%
Total Capital Ratio	8.0%	3.5%	2.0%	13.5%	15.2%
Leverage Ratio (3)	3.0%	na	na	3.0%	4.3%

(1)

The minimum risk-based capital ratios set out in OSFI’s Capital Adequacy Requirements (CAR) Guideline are augmented by 3.5% in Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Tier 1 Surcharge for domestic systematically important banks (D-SIBs) and a Countercyclical Buffer as prescribed by OSFI (immaterial for the fourth quarter of 2019). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to maintain a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is set at 2.0% effective October 31, 2019. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

(3)	Minimum leverage ratio requirement as set out in OSFI’s Leverage Requirements Guideline.

na – not applicable

BMO Financial Group Fourth Quarter Report 2019 11

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018
Gross common equity (1)	45,728	45,295	41,387
Regulatory adjustments applied to common equity	(9,657)	(9,632)	(8,666)
Common Equity Tier 1 Capital (CET1)	36,071	35,663	32,721
Additional Tier 1 eligible capital (2)	5,348	5,348	4,790
Regulatory adjustments applied to Tier 1	(218)	(217)	(291)
Additional Tier 1 Capital (AT1)	5,130	5,131	4,499
Tier 1 Capital (T1 = CET1 + AT1)	41,201	40,794	37,220
Tier 2 eligible capital (3)	7,189	7,070	7,017
Regulatory adjustments applied to Tier 2	(50)	(75)	(121)
Tier 2 Capital (T2)	7,139	6,995	6,896
Total Capital (TC = T1 + T2)	48,340	47,789	44,116
Risk-Weighted Assets and Leverage Ratio Exposures (4)(5)
CET1 Capital Risk-Weighted Assets	317,029	313,003	289,237
Tier 1 Capital Risk-Weighted Assets	317,029	313,003	289,420
Total Capital Risk-Weighted Assets	317,029	313,003	289,604
Leverage Ratio Exposures	956,493	943,275	876,106
Capital Ratios (%)
CET1 Ratio	11.4	11.4	11.3
Tier 1 Capital Ratio	13.0	13.0	12.9
Total Capital Ratio	15.2	15.3	15.2
Leverage Ratio	4.3	4.3	4.2

(1)	Gross common equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 eligible capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 eligible capital includes subordinated debentures and may include certain loan loss allowances.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.
(5)	The Credit Valuation Adjustment (CVA) was fully phased in starting Q1-2019. The applicable scalars for CET1, Tier 1 Capital and Total Capital were 80%, 83% and 86%, respectively, in fiscal 2018.

Capital Developments

We expect a combined impact of approximately 15 to 20 basis points on our CET1 Ratio in the first quarter of fiscal 2020, from the adoption of IFRS 16, Leases, and the expiry of transitional arrangements for standardized approach for counterparty credit risk and the revised securitization framework. For information on these and other regulatory developments, refer to the Enterprise-Wide Capital Management section of BMO’s 2019 Annual Report.

During the quarter, 196,539 common shares were issued through the exercise of stock options.

On November 14, 2019, we announced the conversion results of our Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31 (Preferred Shares Series 31). During the conversion period, which ran from October 28, 2019 to November 12, 2019, 69,570 Preferred Shares Series 31 were tendered for conversion into Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 32 (Preferred Shares Series 32), which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 31 prospectus supplement dated July 23, 2014. As a result, no Preferred Shares Series 32 shares were issued and holders of Preferred Shares Series 31 retained their shares. The dividend rate for the Preferred Shares Series 31 is 3.851% for the five-year period commencing on November 25, 2019, and ending on November 24, 2024.

On September 19, 2019, we redeemed all of our outstanding $1,000 million subordinate debentures, Series H Medium-Term Notes First Tranche at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

On September 16, 2019, we issued $1,000 million subordinated notes, Series J Medium-Term Notes First Tranche through our Canadian Medium-Term Note Program.

On August 14, 2019, we announced the conversion results of our Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 29 (Preferred Shares Series 29). During the conversion period, which ran from July 26, 2019 to August 12, 2019, 223,098 Preferred Shares Series 29 were tendered for conversion into Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 30 (Preferred Shares Series 30), which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 29 prospectus supplement dated May 30, 2014. As a result, no Preferred Shares Series 30 shares were issued and holders of Preferred Shares Series 29 retained their shares. The dividend rate for the Preferred Shares Series 29 is 3.624% for the five-year period commencing on August 25, 2019, and ending on August 24, 2024.

Dividends

On December 3, 2019, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, up $0.03 per share or 3% from the prior quarter and up $0.06 per share or 6% from the prior year. The dividend is payable on February 26, 2020, to shareholders of record on February 3, 2020. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

12 BMO Financial Group Fourth Quarter Report 2019

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the fourth quarter of 2019.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience. Results for prior periods are reclassified to conform with the current period’s presentation.

Effective the first quarter of 2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

The bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), effective the first quarter of 2019, and we elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we record the reimbursement in revenue. Previously, these reimbursements were recorded as a reduction in the related expense.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Net interest income (teb)	2,597	2,565	2,431	10,096	9,384
Non-interest revenue (1)	847	848	801	3,290	3,165
Total revenue (teb) (1)	3,444	3,413	3,232	13,386	12,549
Provision for (recovery of) credit losses on impaired loans	200	235	179	704	724
Provision for (recovery of) credit losses on performing loans	15	67	3	100	(35)
Total provision for credit losses	215	302	182	804	689
Non-interest expense (1)	1,763	1,774	1,707	6,993	6,678
Income before income taxes	1,466	1,337	1,343	5,589	5,182
Provision for income taxes (teb)	357	321	297	1,352	1,239
Reported net income	1,109	1,016	1,046	4,237	3,943
Amortization of acquisition-related intangible assets (2)	11	12	12	45	47
Adjusted net income	1,120	1,028	1,058	4,282	3,990
Net income growth (%)	6.0	1.1	17.6	7.5	12.1
Adjusted net income growth (%)	5.9	1.1	17.3	7.3	11.9
Revenue growth (%)	6.5	6.4	7.5	6.7	5.5
Non-interest expense growth (%)	3.3	4.1	6.2	4.7	3.9
Adjusted non-interest expense growth (%)	3.4	4.2	6.3	4.8	4.0
Return on equity (%)	17.8	16.4	19.0	17.5	18.5
Adjusted return on equity (%)	18.0	16.6	19.2	17.7	18.8
Operating leverage (teb) (%)	3.2	2.3	1.3	2.0	1.6
Adjusted operating leverage (teb) (%)	3.1	2.2	1.2	1.9	1.5
Efficiency ratio (teb) (%)	51.2	52.0	52.8	52.2	53.2
Adjusted efficiency ratio (teb) (%)	50.8	51.5	52.3	51.8	52.7
Net interest margin on average earning assets (teb) (%)	2.92	2.94	2.98	2.95	2.97
Average earning assets	352,731	346,301	324,014	342,153	316,359
Average gross loans and acceptances	362,865	355,478	330,502	350,762	321,537
Average net loans and acceptances	361,186	353,873	328,923	349,157	320,019
Average deposits	293,977	283,924	258,602	281,858	250,221

(1)

Effective Q1-2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Total P&C before tax amounts of $15 million in both Q4-2019 and Q3-2019, $16 million in Q4-2018; $59 million for fiscal 2019 and $61 million for fiscal 2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income of $1,109 million and adjusted net income of $1,120 million both increased 6% from the prior year, or 5% excluding the impact of the stronger U.S. dollar. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2019 13

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Net interest income	1,540	1,498	1,421	5,878	5,541
Non-interest revenue (1)	543	550	522	2,128	2,069
Total revenue (1)	2,083	2,048	1,943	8,006	7,610
Provision for (recovery of) credit losses on impaired loans	134	174	118	544	466
Provision for (recovery of) credit losses on performing loans	11	30	(15)	63	3
Total provision for credit losses	145	204	103	607	469
Non-interest expense (1)	971	970	931	3,854	3,710
Income before income taxes	967	874	909	3,545	3,431
Provision for income taxes	251	226	235	919	882
Reported net income	716	648	674	2,626	2,549
Amortization of acquisition-related intangible assets (2)	-	1	1	2	2
Adjusted net income	716	649	675	2,628	2,551
Personal revenue	1,294	1,273	1,244	4,998	4,921
Commercial revenue	789	775	699	3,008	2,689
Net income growth (%)	6.3	1.1	8.9	3.0	2.0
Revenue growth (%)	7.1	5.9	4.8	5.2	3.7
Non-interest expense growth (%)	4.4	4.0	4.1	3.9	5.0
Adjusted non-interest expense growth (%)	4.4	4.0	4.1	3.9	5.0
Return on equity (%)	28.6	26.3	31.2	27.3	30.5
Adjusted return on equity (%)	28.6	26.3	31.2	27.3	30.6
Operating leverage (%)	2.7	1.9	0.7	1.3	(1.3)
Adjusted operating leverage (%)	2.7	1.9	0.7	1.3	(1.3)
Efficiency ratio (%)	46.7	47.3	47.9	48.1	48.7
Net interest margin on average earning assets (%)	2.69	2.65	2.62	2.64	2.60
Average earning assets	227,377	224,073	215,290	222,513	212,965
Average gross loans and acceptances	243,648	239,310	226,953	237,142	223,536
Average net loans and acceptances	242,710	238,434	226,070	236,253	222,673
Average deposits	183,975	177,093	162,480	175,125	159,483

(1)

Effective Q1-2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of $nil in Q4-2019, $1 million in both Q3-2019 and Q4-2018; $2 million in both fiscal 2019 and fiscal 2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q4 2019 vs. Q4 2018

Canadian P&C reported net income was $716 million, an increase of $42 million and adjusted net income was $716 million, an increase of $41 million or 6% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect strong revenue growth, partially offset by higher provisions for credit losses and higher expenses.

Revenue was $2,083 million, an increase of $140 million or 7% from the prior year, due to higher balances across all products, higher margins and increased non-interest revenue. Net interest margin of 2.69% increased 7 basis points due to higher long-term rates, a favourable product mix and the benefit of a widening Prime rate to the Banker’s Acceptances (BA) rate.

Personal revenue increased $50 million or 4%, due to higher balances across all products and higher margins, partially offset by lower non-interest revenue. Commercial revenue increased $90 million or 13%, due to higher balances across products, higher non-interest revenue and higher margins.

Total provision for credit losses was $145 million, an increase of $42 million from the prior year. The provision for credit losses on impaired loans increased $16 million, due to higher consumer and commercial provisions. There was an $11 million provision for credit losses on performing loans in the current quarter compared with a $15 million recovery of credit losses on performing loans in the prior year.

Non-interest expense was $971 million, an increase of $40 million or 4%, primarily due to investment in the business, including technology and sales force investments.

Average gross loans and acceptances of $243.6 billion increased $16.7 billion or 7% from the prior year. Total personal lending balances (excluding retail cards) increased 3%, including 5% growth in proprietary mortgages and amortizing home equity line of credit loans. Commercial loan balances (excluding corporate cards) increased 16%. Average deposits of $184.0 billion increased $21.5 billion or 13%. Personal deposit balances increased 14% and commercial deposit balances increased 12%.

Q4 2019 vs. Q3 2019

Reported net income increased $68 million and adjusted net income increased $67 million or 10% from the prior quarter.

Revenue increased $35 million or 2%, due to higher balances across all products and higher margins, partially offset by lower non-interest revenue. Net interest margin of 2.69% increased 4 basis points, due to a favourable product mix and the benefit of higher long-term rates.

Personal revenue increased $21 million or 2%, due to higher balances across all products, higher margins and increased non-interest revenue. Commercial revenue increased $14 million or 2%, due to higher margins and higher balances across all products, partially offset by lower non-interest revenue.

Total provision for credit losses decreased $59 million. The provision for credit losses on impaired loans decreased $40 million with lower consumer and commercial provisions in the current quarter. There was a $11 million provision for credit losses on performing loans in the current quarter, compared with a $30 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense increased $1 million.

Average gross loans and acceptances increased $4.3 billion or 2% and average deposits increased $6.9 billion or 4%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

14 BMO Financial Group Fourth Quarter Report 2019

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Net interest income (teb)	798	804	774	3,174	2,983
Non-interest revenue (1)	230	225	214	875	851
Total revenue (teb) (1)	1,028	1,029	988	4,049	3,834
Provision for (recovery of) credit losses on impaired loans	51	45	46	121	201
Provision for (recovery of) credit losses on performing loans	3	28	14	28	(31)
Total provision for credit losses	54	73	60	149	170
Non-interest expense (1)	598	606	594	2,362	2,303
Income before income taxes	376	350	334	1,538	1,361
Provision for income taxes (teb)	79	73	49	326	279
Reported net income	297	277	285	1,212	1,082
Amortization of acquisition-related intangible assets (2)	8	8	9	32	35
Adjusted net income	305	285	294	1,244	1,117
Personal revenue	337	348	327	1,362	1,257
Commercial revenue	691	681	661	2,687	2,577
Net income growth (%)	4.1	(0.6)	32.9	12.0	38.7
Adjusted net income growth (%)	3.8	(0.8)	31.5	11.4	36.9
Revenue growth (%)	4.1	5.3	8.1	5.6	9.9
Non-interest expense growth (%)	0.6	2.3	5.4	2.6	4.1
Adjusted non-interest expense growth (%)	0.7	2.5	5.6	2.7	4.3
Return on equity (%)	10.5	9.8	11.1	11.0	10.8
Adjusted return on equity (%)	10.8	10.1	11.5	11.3	11.1
Operating leverage (teb) (%)	3.5	3.0	2.7	3.0	5.8
Adjusted operating leverage (teb) (%)	3.4	2.8	2.5	2.9	5.6
Efficiency ratio (teb) (%)	58.1	59.0	60.2	58.3	60.1
Adjusted efficiency ratio (teb) (%)	57.1	57.9	59.0	57.3	58.9
Net interest margin on average earning assets (teb) (%)	3.35	3.46	3.69	3.53	3.72
Average earning assets	94,682	92,116	83,336	90,035	80,255
Average gross loans and acceptances	90,047	87,549	79,369	85,505	76,067
Average net loans and acceptances	89,488	87,000	78,835	84,966	75,558
Average deposits	83,085	80,520	73,668	80,316	70,431
(Canadian $ equivalent in millions)
Net interest income (teb)	1,057	1,067	1,010	4,218	3,843
Non-interest revenue (1)	304	298	279	1,162	1,096
Total revenue (teb) (1)	1,361	1,365	1,289	5,380	4,939
Provision for credit losses on impaired loans	66	61	61	160	258
Provision for (recovery of) credit losses on performing loans	4	37	18	37	(38)
Total provision for credit losses	70	98	79	197	220
Non-interest expense (1)	792	804	776	3,139	2,968
Income before income taxes	499	463	434	2,044	1,751

Provision for income taxes (teb)	106	95	62	433	357
Reported net income	393	368	372	1,611	1,394
Adjusted net income	404	379	383	1,654	1,439
Net income growth (%)	5.6	1.2	37.4	15.6	36.9
Adjusted net income growth (%)	5.2	1.0	35.9	15.0	35.1
Revenue growth (%)	5.6	7.2	11.8	8.9	8.4
Non-interest expense growth (%)	2.1	4.2	9.0	5.8	2.7
Adjusted non-interest expense growth (%)	2.2	4.3	9.2	5.9	2.9
Average earning assets	125,354	122,228	108,724	119,640	103,394
Average gross loans and acceptances	119,217	116,168	103,549	113,620	98,001
Average net loans and acceptances	118,476	115,439	102,853	112,904	97,346
Average deposits	110,002	106,831	96,122	106,733	90,738

(1)

Effective Q1-2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue.

(2)	Before tax amounts of US$11 million in each of Q4-2019, Q3-2019 and Q4-2018; US$43 million for fiscal 2019 and US$45 million for fiscal 2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q4 2019 vs. Q4 2018

U.S. P&C reported net income was $393 million, an increase of $21 million or 6% and adjusted net income was $404 million, an increase of $21 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $297 million, an increase of $12 million or 4% and adjusted net income was $305 million, an increase of $11 million or 4%, primarily due to higher revenue and lower provisions for credit losses, partially offset by a favourable U.S. tax item in the prior year and higher expenses.

Revenue was $1,028 million, an increase of $40 million or 4% from the prior year, with higher loan and deposit balances, partially offset by a lower net interest margin. Net interest margin of 3.35% decreased 34 basis points, due to loan margin compression, changes in deposit product mix, lower deposit product margins, the impact of loans growing faster than deposits and lower interest recoveries.

Personal revenue increased $10 million or 3%, due to higher loan revenue. Commercial revenue increased $30 million or 5%, primarily due to higher loan balances and deposit revenue, partially offset by loan margin compression.

Total provision for credit losses was $54 million, a decrease of $6 million from the prior year. The provision for credit losses on impaired loans increased $5 million, due to higher consumer provisions. There was a $3 million provision for credit losses on performing loans in the current quarter, compared with a $14 million provision for credit losses on performing loans in the prior year.

BMO Financial Group Fourth Quarter Report 2019 15

Non-interest expense was $598 million and adjusted non-interest expense was $587 million, both reflecting an increase of $4 million or 1% from the prior year, as higher technology and employee-related costs, were largely offset by lower premises costs.

Average gross loans and acceptances of $90.0 billion increased $10.7 billion or 13% from the prior year, driven by growth in commercial loans of 15% and personal loans of 6%. Average deposits of $83.1 billion increased $9.4 billion or 13%, with 18% growth in commercial deposit balances and 9% growth in personal deposit balances.

Q4 2019 vs. Q3 2019

Reported net income and adjusted net income both increased $25 million or 7% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income and adjusted net income both increased $20 million or 7%, reflecting lower provisions for credit losses and lower expenses.

Revenue was unchanged from the prior quarter, as the impact of lower interest rates offset higher loan and deposit balances and fee income. Net interest margin of 3.35% decreased 11 basis points, due to lower deposit margins.

Personal revenue decreased $11 million or 3%, due to lower deposit revenue. Commercial revenue increased $10 million or 2%, due to higher loan and fee income.

Total provision for credit losses decreased $19 million. The provision for credit losses on impaired loans increased $6 million, due to higher consumer provisions, partially offset by lower commercial provisions. There was a $3 million provision for credit losses on performing loans in the current quarter, compared with a $28 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense and adjusted non-interest expense decreased $8 million or 1%, as higher technology investment and other costs were more than offset by lower premises costs and good expense management discipline.

Average gross loans and acceptances increased $2.5 billion or 3%, with growth in both commercial and personal loans. Average deposits increased $2.6 billion or 3%, with growth in both commercial and personal deposit balances.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

16 BMO Financial Group Fourth Quarter Report 2019

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Net interest income	236	237	210	935	826
Non-interest revenue (1)	1,331	1,876	1,361	6,727	5,475
Total revenue (1)	1,567	2,113	1,571	7,662	6,301
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	335	887	390	2,709	1,352
Revenue, net of CCPB	1,232	1,226	1,181	4,953	4,949
Provision for (recovery of) credit losses on impaired loans	1	-	2	2	6
Provision for (recovery of) credit losses on performing loans	(1)	(2)	1	(2)	-
Total provision for (recovery of) credit losses	-	(2)	3	-	6
Non-interest expense (1)	860	885	882	3,522	3,515
Income before income taxes	372	343	296	1,431	1,428
Provision for income taxes	105	94	77	371	356
Reported net income	267	249	219	1,060	1,072
Amortization of acquisition-related intangible assets (2)	9	8	10	37	41
Reinsurance adjustment (3)	25	-	-	25	-
Adjusted net income	301	257	229	1,122	1,113
Traditional Wealth businesses reported net income	237	225	192	862	805
Traditional Wealth businesses adjusted net income	246	233	202	899	846
Insurance reported net income	30	24	27	198	267
Insurance adjusted net income	55	24	27	223	267
Net income growth (%)	22.0	(14.3)	25.3	(1.1)	11.0
Adjusted net income growth (%)	31.3	(14.4)	21.2	0.8	8.0
Revenue growth (%)	(0.2)	37.2	(6.8)	21.6	1.3
Revenue growth, net of CCPB (%)	4.4	(3.6)	6.1	0.1	5.7
Adjusted CCPB	310	887	390	2,684	1,352
Revenue growth, net of adjusted CCPB (%)	6.5	(3.6)	6.1	0.6	5.7
Non-interest expense growth (%)	(2.6)	1.0	4.9	0.2	4.8
Adjusted non-interest expense growth (%)	(2.4)	1.2	5.6	0.3	5.8
Return on equity (%)	16.6	15.3	14.1	16.7	17.8
Adjusted return on equity (%)	18.7	15.9	14.7	17.7	18.5
Operating leverage, net of CCPB (%)	7.0	(4.6)	1.2	(0.1)	0.9
Adjusted operating leverage, net of CCPB (%)	8.9	(4.8)	0.5	0.3	(0.1)
Reported efficiency ratio (%)	54.9	41.9	56.2	46.0	55.8
Reported efficiency ratio, net of CCPB (%)	69.8	72.2	74.8	71.1	71.0
Adjusted efficiency ratio (%)	54.1	41.3	55.4	45.3	55.0
Adjusted efficiency ratio, net of CCPB (%)	67.5	71.2	73.7	69.8	70.0
Assets under management	471,160	464,711	438,274	471,160	438,274
Assets under administration (4)	393,576	391,622	382,839	393,576	382,839
Average assets	42,750	41,891	37,510	40,951	35,913
Average gross loans and acceptances	24,660	24,068	21,559	23,519	20,290
Average net loans and acceptances	24,628	24,036	21,531	23,487	20,260
Average deposits	38,123	36,190	33,968	36,419	34,251

(1)

Effective Q1-2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(2)	Before tax amounts of $11 million in both Q4-2019 and Q3-2019, $13 million in Q4-2018; $47 million in fiscal 2019 and $52 million in fiscal 2018 are included in non-interest expense.
(3)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB.

(4)	We have certain assets under management that are also administered by us and are included in assets under administration.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q4 2019 vs. Q4 2018

BMO Wealth Management reported net income was $267 million, an increase of $48 million or 22% and adjusted net income was $301 million, an increase of $72 million or 31% from the prior year. Adjusted net income in the current quarter excludes the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business and the amortization of acquisition-related intangible assets in both the current and prior year. Traditional Wealth reported net income was $237 million, an increase of $45 million or 24% and adjusted net income was $246 million, an increase of $44 million or 22%, due to the impact of a legal provision in the prior year and higher deposit and loan revenue and higher fee-based revenue. Insurance reported net income was $30 million, an increase of $3 million or 9% and adjusted net income was $55 million, an increase of $28 million, primarily due to benefits from changes in investments to improve asset liability management.

Revenue of $1,567 million was relatively unchanged, compared with the prior year. Revenue, net of reported CCPB, was $1,232 million, an increase of $51 million or 4%. Revenue in Traditional Wealth was $1,155 million, an increase of $53 million or 5%, due to the impact of a legal provision in the prior year, higher deposit and loan, and fee-based revenue. Insurance revenue, net of reported CCPB, was relatively unchanged compared with the prior year and Insurance revenue, net of adjusted CCPB, increased $24 million, due to benefits from changes in investments to improve asset-liability management.

Reported non-interest expense was $860 million, a decrease of $22 million or 3%, and adjusted non-interest expense was $849 million, a decrease of $20 million or 2%, primarily due to below trend expenses in the current quarter and the impact of the legal provision in the prior year.

Assets under management of $471.2 billion increased $32.9 billion or 8% from the prior year, primarily driven by stronger equity markets. Assets under administration of $393.6 billion increased $10.7 billion or 3% from the prior year, primarily driven by stronger equity markets and underlying growth. Average gross loans and average deposits increased 14% and 12%, respectively, as we continue to diversify our product mix.

BMO Financial Group Fourth Quarter Report 2019 17

Q4 2019 vs. Q3 2019

Reported net income increased $18 million or 7%, and adjusted net income increased $44 million or 17% from the prior quarter. Traditional Wealth reported net income increased $12 million or 5%, and adjusted net income increased $13 million or 5% from the prior quarter, primarily due to lower expenses. Insurance reported net income increased $6 million or 27%, and adjusted net income increased $31 million, primarily due to benefits from changes in investments to improve asset-liability management.

Revenue was $1,567 million, compared with $2,113 million in the prior quarter. Revenue, net of CCPB, increased $6 million or 1%. Revenue, net of adjusted CCPB, increased $31 million or 3%. Revenue in Traditional Wealth was relatively unchanged. Insurance revenue, net of CCPB, increased $4 million and Insurance revenue, net of adjusted CCPB, increased $29 million, due to benefits from changes in investments to improve asset-liability management.

Reported and adjusted non-interest expense both decreased $25 million or 3%, primarily due to the benefit of below trend expenses in the current quarter and continued good expense management discipline.

Assets under management increased $6.4 billion or 1% and assets under administration increased $2.0 billion, relatively unchanged from the prior quarter, primarily driven by stronger equity markets. Average gross loans increased 2% and average deposits increased 5% from the prior quarter.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

18 BMO Financial Group Fourth Quarter Report 2019

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Net interest income (teb) (1)	696	538	493	2,394	1,784
Non-interest revenue (1)(2)	477	662	639	2,340	2,579
Total revenue (teb) (1)(2)	1,173	1,200	1,132	4,734	4,363
Provision for (recovery of) credit losses on impaired loans	32	7	(3)	52	(17)
Provision for (recovery of) credit losses on performing loans	8	3	(4)	28	(1)
Total provision for (recovery of) credit losses	40	10	(7)	80	(18)
Non-interest expense (2)	788	794	765	3,261	2,859
Income before income taxes	345	396	374	1,393	1,522
Provision for income taxes (teb)	76	83	76	307	366
Reported net income	269	313	298	1,086	1,156
Acquisition integration costs (3)	2	2	9	10	11
Amortization of acquisition-related intangible assets (4)	9	3	2	17	2
Adjusted net income	280	318	309	1,113	1,169
Global Markets revenue (5)	688	665	630	2,704	2,541
Investment and Corporate Banking revenue	485	535	502	2,030	1,822
Net income growth (%)	(9.6)	4.0	(5.6)	(6.0)	(9.4)
Adjusted net income growth (%)	(9.4)	5.0	(2.3)	(4.8)	(8.5)
Revenue growth (%)	3.6	8.6	1.5	8.5	(4.7)
Non-interest expense growth (%)	3.0	13.3	12.4	14.1	2.6
Adjusted non-interest expense growth (%)	3.1	12.8	10.5	13.5	2.1
Return on equity (%)	9.7	11.3	12.2	9.8	12.8
Adjusted return on equity (%)	10.1	11.5	12.6	10.1	13.0
Operating leverage (teb) (%)	0.6	(4.7)	(10.9)	(5.6)	(7.3)
Adjusted operating leverage (teb) (%)	0.5	(4.2)	(9.0)	(5.0)	(6.8)
Efficiency ratio (teb) (%)	67.2	66.1	67.6	68.9	65.5
Adjusted efficiency ratio (teb) (%)	66.0	65.6	66.4	68.2	65.1
Average assets	341,745	343,009	317,655	342,347	307,087
Average gross loans and acceptances	62,752	60,870	47,972	60,034	46,724
Average net loans and acceptances	62,642	60,771	47,909	59,946	46,658

(1)

Effective Q1-2019, certain dividend income in our Global Markets business has been reclassified from non-interest revenue to net interest income. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

(2)

Effective Q1-2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)

KGS-Alpha acquisition integration costs before tax amounts of $2 million in Q4-2019, $3 million in Q3-2019 and $12 million in Q4-2018; $13 million in fiscal 2019 and $14 million in fiscal 2018 are included in non-interest expense.

(4)	Before tax amounts of $12 million in Q4-2019, $3 million in Q3-2019 and $2 million in Q4-2018; $22 million for fiscal 2019 and $3 million for fiscal 2018 are included in non-interest expense.
(5)	Global Markets was previously known as Trading Products.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q4 2019 vs. Q4 2018

BMO Capital Markets reported net income was $269 million, compared with $298 million in the prior year, and adjusted net income was $280 million, compared with $309 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher revenue was more than offset by higher provisions for credit losses and higher expenses.

Revenue was $1,173 million, an increase of $41 million or 4%. Global Markets revenue increased, driven by higher interest rate trading revenue, primarily due to the impact of the acquisition of KGS-Alpha, higher commodities and foreign exchange trading, partially offset by lower equities trading. Investment and Corporate Banking revenue decreased slightly from the prior year, driven by lower underwriting and advisory revenue, partially offset by higher corporate banking-related revenue.

Total provision for credit losses was $40 million, an increase of $47 million from a $7 million recovery of credit losses in the prior year. The provision for credit losses on impaired loans was $32 million in the current quarter, compared with a $3 million recovery of credit losses on impaired loans in the prior year. There was a $8 million provision for credit losses on performing loans in the current quarter, compared with a $4 million recovery of credit losses on performing loans in the prior year.

Non-interest expense was $788 million, an increase of $23 million or 3% and adjusted non-interest expense was $774 million, an increase of $23 million or 3%, or 2% excluding the impact of the stronger U.S. dollar. The increase was due to higher other operating expenses and the impact of the acquisition of KGS-Alpha, partially offset by lower other employee-related costs.

Q4 2019 vs. Q3 2019

Reported net income was $269 million, compared with $313 million in the prior quarter, and adjusted net income was $280 million, compared with $318 million in the prior quarter.

Revenue decreased $27 million or 2%. Global Markets revenue increased, primarily due to higher interest rate and commodities trading revenue, partially offset by lower equities trading revenue. Investment and Corporate Banking revenue decreased from the prior quarter, primarily due to lower debt underwriting and advisory revenue.

Total provision for credit losses increased $30 million. The provision for credit losses on impaired loans increased $25 million in the current quarter. There was a $8 million provision for credit losses on performing loans in the current quarter, compared with a $3 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense decreased $6 million or 1% and adjusted non-interest expense decreased $14 million or 2%, primarily due to lower employee-related expenses.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2019 19

Corporate Services

(Canadian $ in millions, except as noted)	Q4-2019	Q3-2019	Q4-2018	Fiscal 2019	Fiscal 2018
Net interest income before group teb offset	(88)	(49)	(52)	(241)	(243)
Group teb offset	(77)	(74)	(67)	(296)	(313)
Net interest income (teb)	(165)	(123)	(119)	(537)	(556)
Non-interest revenue	68	63	77	238	248
Total revenue (teb)	(97)	(60)	(42)	(299)	(308)
Provision for (recovery of) credit losses on impaired loans	(2)	1	(1)	(7)	(13)
Provision for (recovery of) credit losses on performing loans	-	(5)	(2)	(5)	(2)
Total provision for (recovery of) credit losses	(2)	(4)	(3)	(12)	(15)
Non-interest expense (1)	576	38	(161)	854	425
Income (loss) before income taxes	(671)	(94)	122	(1,141)	(718)
Provision for (recovery of) income taxes (teb)	(220)	(73)	(12)	(516)	-
Reported net income (loss)	(451)	(21)	134	(625)	(718)
Acquisition integration costs (1)	-	-	4	-	14
Restructuring costs (2)	357	-	-	357	192
U.S. net deferred tax asset revaluation (3)	-	-	-	-	425
Benefit from the remeasurement of an employee benefit liability (4)	-	-	(203)	-	(203)
Adjusted net loss	(94)	(21)	(65)	(268)	(290)
Adjusted non-interest expense	92	38	110	370	422

(1)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(2)

Q4-2019 reported net income included a $357 million after-tax ($484 million pre-tax) restructuring charge, related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business, and Q2-2018 included a $192 million after-tax ($260 million pre-tax) restructuring charge. Restructuring charges are included in non-interest expense.

(3)

Q1-2018 net income included a $425 million (US$339 million) charge related to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 119 of BMO’s 2018 Annual Report.

(4)

Q4-2018 net income included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability, as a result of an amendment to our employee future benefits plan for certain employees. This amount was included in Corporate Services in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics, and innovation. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses. Reported results in the current quarter include a restructuring charge and the prior year included a benefit from the remeasurement of an employee benefit liability, as well as certain acquisition integration costs.

Q4 2019 vs. Q4 2018

Corporate Services reported net loss was $451 million, compared with a reported net income of $134 million in the prior year. Adjusted net loss was $94 million, compared with an adjusted net loss of $65 million in the prior year. Adjusted results in the current quarter exclude the restructuring charge. Adjusted results in the prior year exclude the benefit from the remeasurement of an employee benefit liability and acquisition integration costs. Adjusted results decreased, primarily due to below trend revenue excluding taxable equivalent basis (teb) adjustments, partially offset by lower expenses.

Q4 2019 vs. Q3 2019

Reported net loss for the quarter was $451 million, compared with a reported net loss of $21 million in the prior quarter. Adjusted net loss was $94 million compared with $21 million in the prior quarter. Adjusted results exclude the restructuring charge in the current quarter and decreased, primarily due to an increase in expenses from a below trend level recorded in the prior quarter, which included the impact of a gain on the sale of an office building, and below trend revenue excluding teb adjustments.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social and reputation risk are outlined in the Enterprise-Wide Risk Management section on pages 68 to 106 of BMO’s 2019 Annual Report.

20 BMO Financial Group Fourth Quarter Report 2019

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31,	July 31,	October 31,	October 31,	October 31,
	2019	2019	2018	2019	2018
Interest, Dividend and Fee Income
Loans	$5,072	$5,120	$4,486	$19,824	$16,275
Securities	1,415	1,407	1,186	5,541	4,119
Deposits with banks	195	187	206	787	641
	6,682	6,714	5,878	26,152	21,035
Interest Expense
Deposits	2,203	2,224	1,881	8,616	6,080
Subordinated debt	71	69	61	279	226
Other liabilities	1,044	1,204	921	4,369	3,291
	3,318	3,497	2,863	13,264	9,597
Net Interest Income	3,364	3,217	3,015	12,888	11,438
Non-Interest Revenue
Securities commissions and fees	262	259	256	1,023	1,025
Deposit and payment service charges	314	309	290	1,204	1,134
Trading revenues	(21)	115	131	298	705
Lending fees	313	314	266	1,181	997
Card fees	107	109	111	437	428
Investment management and custodial fees	449	444	441	1,747	1,749
Mutual fund revenues	359	357	359	1,419	1,473
Underwriting and advisory fees	221	260	244	986	943
Securities gains, other than trading	68	90	83	249	239
Foreign exchange gains, other than trading	29	48	42	166	182
Insurance revenue	435	989	485	3,183	1,879
Investments in associates and joint ventures	39	31	38	151	167
Other	148	124	132	551	546
	2,723	3,449	2,878	12,595	11,467
Total Revenue	6,087	6,666	5,893	25,483	22,905
Provision for Credit Losses	253	306	175	872	662
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	335	887	390	2,709	1,352
Non-Interest Expense
Employee compensation	2,381	1,960	1,613	8,423	7,461
Premises and equipment	759	734	745	2,988	2,753
Amortization of intangible assets	148	135	125	554	503
Travel and business development	134	142	150	545	519
Communications	72	72	70	296	282
Professional fees	165	141	160	568	572
Other	328	307	330	1,256	1,387
	3,987	3,491	3,193	14,630	13,477
Income Before Provision for Income Taxes	1,512	1,982	2,135	7,272	7,414
Provision for income taxes	318	425	438	1,514	1,961
Net Income attributable to Equity Holders of the Bank	$1,194	$1,557	$1,697	$5,758	$5,453
Earnings Per Share (Canadian $)
Basic	$1.79	$2.34	$2.58	$8.68	$8.19
Diluted	1.78	2.34	2.58	8.66	8.17
Dividends per common share	1.03	1.03	0.96	4.06	3.78
Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

BMO Financial Group Fourth Quarter Report 2019 21

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31,	July 31,	October 31,	October 31,	October 31,
	2019	2019	2018	2019	2018
Net Income	$1,194	$1,557	$1,697	$5,758	$5,453
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	67	112	(49)	412	(251)
Reclassification to earnings of (gains) in the period (2)	(29)	(14)	(22)	(72)	(65)
	38	98	(71)	340	(316)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(36)	290	(309)	1,444	(1,228)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period (4)	21	36	120	143	336
	(15)	326	(189)	1,587	(892)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	35	(577)	303	(11)	417
Unrealized gains (losses) on hedges of net foreign operations (5)	(17)	94	(62)	(13)	(155)
	18	(483)	241	(24)	262
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(169)	(233)	(42)	(552)	261
Gains (losses) on remeasurement of own credit risk on financial liabilities designed at fair value (7)	63	31	(18)	75	(24)
Unrealized gains on fair value through OCI equity securities during the period (8)	1	-	-	1	-
	(105)	(202)	(60)	(476)	237
Other Comprehensive Income (Loss), net of taxes	(64)	(261)	(79)	1,427	(709)
Total Comprehensive Income attributable to Equity Holders of the Bank	$1,130	$1,296	$1,618	$7,185	$4,744

(1) Net of income tax (provision) recovery of $(23) million, $(39) million, $22 million for the three months ended, and $(140) million, $69 million for the twelve months ended, respectively.

(2) Net of income tax provision of $11 million, $5 million, $8 million for the three months ended, and $26 million, $23 million for the twelve months ended, respectively.

(3) Net of income tax (provision) recovery of $15 million, $(106) million, $114 million for the three months ended, and $(521) million, $432 million for the twelve months ended, respectively.

(4) Net of income tax (recovery) of $(7) million, $(13) million, $(43) million for the three months ended, and $(51) million, $(121) million for the twelve months ended, respectively.

(5) Net of income tax (provision) recovery of $6 million, $(35) million, $22 million for the three months ended, and $4 million, $56 million for the twelve months ended, respectively.

(6) Net of income tax (provision) recovery of $58 million, $83 million, $23 million for the three months ended, and $196 million, $(111) million for the twelve months ended, respectively.

(7) Net of income tax (provision) recovery of $(23) million, $(11) million, $7 million for the three months ended, and $(27) million, $6 million for the twelve months ended, respectively.

(8) Net of income tax (provision) of $(1) million, $nil and $nil for the three months ended, and $(1) million, $nil for the twelve months ended, respectively.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

22 BMO Financial Group Fourth Quarter Report 2019

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31,	July 31,	October 31,
	2019	2019	2018
Assets
Cash and Cash Equivalents	$48,803	$38,938	$42,142
Interest Bearing Deposits with Banks	7,987	6,899	8,305
Securities
Trading	85,903	94,906	99,697
Fair value through profit or loss	13,704	13,548	11,611
Fair value through other comprehensive income	64,515	67,434	62,440
Debt securities at amortized cost	24,472	15,024	6,485
Other	844	813	702
	189,438	191,725	180,935
Securities Borrowed or Purchased Under Resale Agreements	104,004	106,612	85,051
Loans
Residential mortgages	123,740	122,054	119,620
Consumer instalment and other personal	67,736	65,989	63,225
Credit cards	8,859	8,749	8,329
Business and government	227,609	222,857	194,456
	427,944	419,649	385,630
Allowance for credit losses	(1,850)	(1,802)	(1,639)
	426,094	417,847	383,991
Other Assets
Derivative instruments	22,144	22,200	25,422
Customers’ liability under acceptances	23,593	24,741	18,585
Premises and equipment	2,055	1,989	1,986
Goodwill	6,340	6,329	6,373
Intangible assets	2,424	2,319	2,272
Current tax assets	1,165	1,256	1,515
Deferred tax assets	1,568	1,662	2,039
Other	16,580	16,663	14,677
	75,869	77,159	72,869
Total Assets	$852,195	$839,180	$773,293
Liabilities and Equity
Deposits	$568,143	$553,383	$520,928
Other Liabilities
Derivative instruments	23,598	23,613	23,629
Acceptances	23,593	24,741	18,585
Securities sold but not yet purchased	26,253	27,375	28,804
Securities lent or sold under repurchase agreements	86,656	89,829	66,684
Securitization and structured entities’ liabilities	27,159	25,544	25,051
Current tax liabilities	55	32	50
Deferred tax liabilities	60	74	74
Other	38,607	37,070	36,985
	225,981	228,278	199,862
Subordinated Debt	6,995	6,876	6,782
Equity
Preferred shares and other equity instruments	5,348	5,348	4,340
Common shares	12,971	12,958	12,929
Contributed surplus	303	303	300
Retained earnings	28,725	28,241	25,850
Accumulated other comprehensive income	3,729	3,793	2,302
Total Equity	51,076	50,643	45,721
Total Liabilities and Equity	$852,195	$839,180	$773,293
Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

BMO Financial Group Fourth Quarter Report 2019 23

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
Preferred Shares and Other Equity Instruments
Balance at beginning of period	$5,348	$4,240	$4,340	$4,240
Issued during the period	-	400	1,008	400
Redeemed during the period	-	(300)	-	(300)
Balance at End of Period	5,348	4,340	5,348	4,340
Common Shares
Balance at beginning of period	12,958	12,924	12,929	13,032
Issued under the Stock Option Plan	13	26	62	99
Repurchased for cancellation	-	(21)	(20)	(202)
Balance at End of Period	12,971	12,929	12,971	12,929
Contributed Surplus
Balance at beginning of period	303	302	300	307
Stock option expense, net of options exercised	(1)	(2)	-	(12)
Other	1	-	3	5
Balance at End of Period	303	300	303	300
Retained Earnings
Balance at beginning of period	28,241	24,901	25,850	23,700
Impact from adopting IFRS 9	-	-	-	99
Net income attributable to equity holders of the bank	1,194	1,697	5,758	5,453
Dividends – Preferred shares	(52)	(43)	(211)	(184)
– Common shares	(658)	(614)	(2,594)	(2,424)
Equity issue expense	-	(5)	(8)	(5)
Common shares repurchased for cancellation	-	(86)	(70)	(789)
Balance at End of Period	28,725	25,850	28,725	25,850
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(13)	(244)	(315)	56
Impact from adopting IFRS 9	-	-	-	(55)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	67	(49)	412	(251)
Unrealized gains on fair value through OCI equity securities arising during the period	1	-	1	-
Reclassification to earnings of (gains) on fair value through OCI debt securities during the period	(29)	(22)	(72)	(65)
Balance at End of Period	26	(315)	26	(315)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	528	(885)	(1,074)	(182)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(36)	(309)	1,444	(1,228)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period	21	120	143	336
Balance at End of Period	513	(1,074)	513	(1,074)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,685	3,486	3,727	3,465
Unrealized gains (losses) on translation of net foreign operations	35	303	(11)	417
Unrealized (losses) on hedges of net foreign operations	(17)	(62)	(13)	(155)
Balance at End of Period	3,703	3,727	3,703	3,727
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(214)	211	169	(92)
Gains (losses) on remeasurement of pension and other employee future benefit plans	(169)	(42)	(552)	261
Balance at End of Period	(383)	169	(383)	169
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(193)	(187)	(205)	(181)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	63	(18)	75	(24)
Balance at End of Period	(130)	(205)	(130)	(205)
Total Accumulated Other Comprehensive Income	3,729	2,302	3,729	2,302
Total Equity	$51,076	$45,721	$51,076	$45,721
Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

24 BMO Financial Group Fourth Quarter Report 2019

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2019 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 3, 2019, at 8:00 a.m. (ET). The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto), entering Passcode: 7865067#. A replay of the conference call can be accessed until Monday, February 24, 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 2812262#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Tom Little, Director, Investor Relations, tom.little@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

August 2019: $93.12

September 2019: $96.93

October 2019: $98.58

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for
our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and
disclosures online, please visit our website at

www.bmo.com/investorrelations.

Our 2019 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2019 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2020

The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2020, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Fourth Quarter Report 2019 25